MAG Silver Corp

For Immediate Release

June 19, 2007

N/R #07-16

MAG & PEÑOLES REPORT DRILL RESULTS

FROM VALDECAÑAS VEIN, HOLE GD

Vancouver, B.C…MAG Silver Corp. (TSXV: MAG) and Industrias Peñoles S.A. de C.V. (Peñoles) are pleased to announce visual results from Hole GD on the Valdecañas Vein. Hole GD, located 600 metres west of the discovery section M, has reported a 16.0 metre (core length) banded and brecciated quartz vein intercept at 804.5 metres down hole. It carries lead, zinc and silver sulphides.  Assays are pending and the hole remains in progress. Survey data for this hole is currently unavailable. Hole GD was drilled 200 metres west of Holes ID and IE, reported in a press release dated June 12, 2007, and extends the known strike length of the Valdecañas Vein to 1,300 metres. The vein remains open to the east, to the west and down dip.

Definition drilling is now underway with three drills on the Valdecañas Vein.  The Joint Venture expects to commit two more drill rigs before the end of June, for a total of five drill rigs operating on the delineation of the Valdecañas Vein.

These drill results are from the 28,000 metre definition drill program currently underway on the Valdecañas Silver / Gold vein discovery within the Juanicipio Joint Venture, Fresnillo District, Zacatecas State, Mexico. (See www.magsilver.com for diagrams).

Peñoles has earned a 56% interest in the Juanicipio property.  MAG retains a 44% interest in the property.  Peñoles and MAG will now participate in the project as a Joint Venture and will share expenditures on a pro rata basis, with Peñoles contributing 56% and MAG 44% respectively. Peñoles maintains its position as operator of the project and will present programs to the joint venture management team for joint approval going forward.

The Juanicipio property lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west of the El Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline.

Qualified Person: Dan MacInnis, P.Geo., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release.

About Peñoles (www.penoles.com.mx)

Industrias Peñoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.